IN THE COURT CHANCERY OF THE STATE OF DELAWARE
                        IN AND FOR NEW CASTLE COUNTY


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 CRANDON CAPITAL PARTNERS,         )  CIVIL ACTION NO. 14538
 a Florida Partnership,            )
 Individually and On Behalf of     )
 All Others Similarly Situated,    )
                                   )
                    Plaintiff,     )
                                   )
                                   )
     - against -                   )
                                   )         CLASS ACTION
                                   )         COMPLAINT
 ROBERT G. BOWMAN, FRANK A.        )
 ROSENBERRY, JAMES M. HARRISON,    )
 WILLARD J. OVERLOCK,JOANNA        )
 BRADSHAW, RICHARD E. CHENEY,      )
 RUDOLPH EBERSTADT, JR., ROBERT    )
 GARRETT, BARBARA M. HENEGAN,      )
 JOHN G. RUSSELL, ROBERT J. SIMON, )
 AND C. R. GIBSON CO.,             )
                                   )
                    Defendants.    )
                                   )
                                   )
 ---------------------------------X


          Plaintiff, Crandon Capital Partners ("Crandon"), by its

 undersigned attorneys, for its complaint against defendants, alleges as follows:


                            NATURE OF THE ACTION

          1.   Plaintiff  brings  this  action  individually  and as a class action  on  behalf  of  all  persons,  other than defendants, who own  the securities of C.R. Gibson Co. ("Gibson" or  the  "Company")  and  who  are

 similarly  situated,  for  injunctive relief and damages.  Plaintiff seeks,

  INTER ALIA, to enjoin the consummation  of  a  proposed  transaction  (the

 "Proposed  Transaction")  announced  by the Company and Thomas Nelson, Inc.

 ("Nelson") on September 14, 1995,
 pursuant  to which Freeman will pay $9.00 for each share of Gibson's

 common stock in a  transaction  valued  at  $67 million.   Alternatively,

 in the event that the transaction is consummated, plaintiff seeks to recover damages caused by the breach of fiduciary duties

 owed  by  the  director  defendants  (as  defined  below).   The  Proposed

 Transaction  and  the  acts  of  the  Gibson  director  defendants, as more particularly  alleged  herein,  constitute  a  breach  of  the defendants'

 fiduciary  duties  to  the  plaintiff  and  the  class and a violation  of applicable legal standards governing the defendants herein.

          2.   The  Proposed  Transaction is being advanced  through  unfair procedures and the consideration  offered  is  an unfair price and does not constitute a maximization of stockholder value.

          3.   The director defendants' authorization to pursue the Proposed

 Transaction  was  given  in breach of the director  defendants'  fiduciary duties owed to Gibson's stockholders  to take all necessary steps to ensure that the stockholders will receive the  maximum  value realizable for their shares in any acquisition of the Company.  In the  context  of this action,

 the board of directors, having expressed a willingness to consider an offer to  purchase  Gibson,  must  take  all  reasonable  steps  to  assure  the maximization  of  stockholder  value,  including  the implementation of  a bidding mechanism to foster a fair auction of the Company  to  the  highest bidder  or  the  exploration  of  strategic alternatives which will return greater or equivalent short-term value to the plaintiff and the class.


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

                                   PARTIES

          4.   Plaintiff has been a continuous  owner  of  shares  of Gibson common stock at all relevant times described herein.

          5.   Defendant Gibson is a corporation duly organized and existing under the laws of the State of Delaware, with its principal offices located

 at  32  Knight  Street,  Norwalk,  Connecticut.   As of July 31, 1995, the

 Company had approximately 7.2 million shares of common  stock  outstanding.

 The  officers  and  directors of Gibson hold or control approximately  2.6

 million of the outstanding  shares.   Gibson's  principal  business  is the

 printing and publication of record books, photograph albums, inspirational books, gift wraps, and social stationery.

          6.   Defendant Robert G. Bowman, at all times material hereto, has been the Chairman of the Board of Directors of Gibson.

          7.   Defendant  Frank A. Rosenberry, at all times material hereto,

 has been the President, Chief Executive Officer, and a director of Gibson.

          8.   Defendant James  M.  Harrison,  at all times material hereto,

 has been the Chief Operating Officer, Executive  Vice President, Secretary,

 Treasurer, and a director of Gibson.

          9.   Defendant Willard J. Overlock, at all  times material hereto,

 has been the Company's legal counsel and a director of Gibson.

          10.  Defendants  Joanna  Bradshaw,  Richard  E.  Cheney,   Rudolph

 Eberstadt,  Jr., Robert Garrett, Barbara M. Henegan, John G. Russell,  and

 Robert J. Simon are directors of Gibson.


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

          11.  The  defendants  named  in  paragraphs 6 through 10 above are hereinafter referred to as the "Individual Defendants".

          12.  The  Individual  Defendants, by  reason  of  their  corporate directorship and/or executive positions,  are  fiduciaries  to  and for the

  Company's  shareholders,  which  fiduciary  relationship requires them  to exercise their best judgment, and to act in a  prudent  manner  and  in the best interests of the Company's shareholders.

          13.  Each  defendant  herein  is sued individually as an aider and abettor, as well as in his/her capacity  as  an  officer and/or director of the Company, and the liability of each arises from  the fact that he or she has  engaged  in  all  or  part of the unlawful acts, plans,  schemes,  or transactions complained of herein.



                          CLASS ACTION ALLEGATIONS

          14.  Plaintiff brings  this  action individually on its own behalf and as a class action, on behalf of all stockholders of the Company (except the defendants herein and any person, firm,  trust,  corporation,  or other entity  related  to  or  affiliated  with any of the defendants) and their successors in interest, who are or will  be  threatened with injury arising from defendants' actions as more fully described herein (the "Class").

          15.  This action is properly maintainable as a class action.



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

          16.  The  Class  is so numerous that joinder  of  all  members  is

  impracticable.   There  are  hundreds   of   shareholders   who  hold  the

  approximately 7.2 million shares of Gibson common stock outstanding.   The

 disposition  of  their  claims  in a class action will be of benefit to the parties and the Court.  The record  holders of the Company's securities can be easily determined from the stock transfer  journals maintained by Gibson or its agents.

          17.  A class action is superior to other  methods for the fair and efficient  adjudication  of  the claims herein asserted,  and  no  unusual difficulties are likely to be encountered  in the management of this action as a class action.  The likelihood of individual  class members prosecuting separate claims is remote.

          18.  There  is  a  well-defined  community  of   interest  in  the

 questions  of  law  and fact involved affecting the member of  the  Class.

 Among the questions of  law  and  fact which are common to the Class, which predominate over questions affecting any individual class member are, INTER

 ALIA, the following:

               (a)  whether the Proposed  Transaction  is  grossly unfair to the stockholders of Gibson;

               (b)  whether  defendants willfully and wrongfully  failed  to maximize shareholder value through  an  adequate  auction  or  market check process;

               (c)  whether  defendants  have breached or aided and  abetted the breach of the fiduciary and other common  law  duties  owed  by them to plaintiff and the members of the Class; and


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


               (d)  whether  plaintiff  and  the other members of the  Class would  be irreparably damaged were the transaction  complained  of  herein consummated.

          19.  Plaintiff  is  a  member  of  the  Class  and is committed to

 prosecuting  this  action.   Plaintiff  has  retained  competent   counsel

 experienced  in  litigation  of  this nature.  The claims of plaintiff are typical of the claims of other members  of the Class, and plaintiff has the same interests as the other members of the  Class.  Plaintiff does not have interests antagonistic to or in conflict with  those it seeks to represent.

 Plaintiff is an adequate representative of the Class.

          20.  The  likelihood  of  individual  class   members  prosecuting

 separate  individual  actions is remote due to the relatively  small  loss suffered by each Class member  as  compared  to  the  burden and expense of prosecuting  litigation  of  this  nature and magnitude.  Absent  a  class action, defendants are likely to avoid  liability for their wrongdoing, and

 Class  members are unlikely to obtain redress  for  their  wrongs  alleged

 herein.   There  are  no  difficulties  likely  to  be  encountered  in the management  of  the  Class claims.  This Court is an appropriate forum for this dispute.



                           SUBSTANTIVE ALLEGATIONS

          21.  By the acts,  transactions,  and  courses  of conduct alleged herein, defendants, individually and as part of a common plan  and  scheme and/or  aiding  and  abetting  one  another  in  total  disregard  of their fiduciary duties, are attempting to deceive the


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

 plaintiff and the Class and deprive them unfairly of their investment in Gibson.

          22.  On September 14, 1995, the DOW JONES NEWS WIRE reported  that

 Gibson  and  Nelson  had "signed a definitive agreement to acquire all the outstanding shares of C.R.  Gibson," which had been unanimously approved by

 Gibson's board of directors.

          23.  Stockholders of  Gibson  will receive $9.00 per share in cash for each share of stock they own.  The proposed  transaction  is  valued in excess of $67 million.

          24.  The  consideration  to be paid to the Gibson shareholders  in the merger is grossly unfair, inadequate,  and substantially below the fair or inherent value of the Company.  The $9.00  per  share  offering price is approximately $0.25 per share more than the unaffected trading price of the

 Company just one day prior to the announcement of the Proposed Transaction.

 This  price  represents only a 2.8% premium over the market price  of  the

 Company's stock.

          25.  The  intrinsic  value  of  the equity of Gibson is materially greater than the merger consideration, taking  into  account Gibson's asset

 value, its expected growth, and the strength of its business.   The Company

 reported  on  August 8, 1995 that its sales had improved 7.5% for the  six months ended June  1995  as  compared to the same period in 1994.  Further,

 Gibson reported that its second  quarter  net  income  had  increased  41%

 because  of  a narrowed loss from discontinued operations.  In light of its increased sales  and operating efficiencies, Gibson is appropriately


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

 valued higher than the total consideration offered under the Proposed

 Transaction.

          26.  The  Proposed  Transaction  price  is not the result of arm's length negotiations but was fixed arbitrarily by defendants  and  Nelson as part of the unlawful plan and scheme to obtain the ownership of Gibson  at

 the  lowest  possible  price.   These  facts  have  not  been  disclosed by

 defendants.

          27.  Additionally,  defendants,  in  violation  of their fiduciary obligations  to  maximize  stockholder  value,  have not considered  other potential purchasers of Gibson or its stock in a manner  designed to obtain the highest possible price for Gibson public stockholders.

          28.  The Proposed Transaction is wrongful, unfair,  and harmful to

 Gibson stockholders, and represents an attempt by defendants to  aggrandize or,  at  a  minimum,  maintain their personal and financial positions  and interests and to enrich  themselves, at the expense of and to the detriment

 of the stockholders of the  Company.   The  Proposed  Transaction will deny

 class members their right to share proportionately in the  true  value  of

 Gibson's valuable assets, profitable business, and future growth in profits and  earnings, while usurping the same for the benefit of the defendants at an unfair and inadequate price.

          29.  By  reason  of  all  of the foregoing, defendants herein have willfully participated in unfair dealing toward the plaintiff and the other members of the Class and have engaged in and substantially assisted and aided and abetted each other in breach of the fiduciary duties owed by them to the Class.

          30.  Defendants  have  violated  fiduciary  and other  common  law duties owed to the plaintiff and the other members of  the  Class  in  that they  have  not  and are not exercising independent business judgment, and have acted and are acting to the detriment of the Class in order to benefit themselves and/or their colleagues.

          31.  As a  result  of  the action of defendants, plaintiff and the

 Class have been and will be damaged  in  that  they have been deceived, are the victims of unfair dealing, and are not receiving  the  fair  value  of

 Gibson's assets and businesses.

          32.  Unless  enjoined  by  this Court, defendants will continue to breach their fiduciary duties owed to  plaintiff  and  the  Class, and will succeed in their plan to enrich themselves by excluding the Class  from its fair proportionate share of Gibson's valuable assets and businesses, all to the irreparable harm of the Class.

          33.  The plaintiff and the Class have no adequate remedy of law.

          WHEREFORE, plaintiff prays for judgment and relief as follows:

               (a)  declaring that this lawsuit is properly maintainable  as a class action and certifying the plaintiff as proper representative of the

 Class;

               (b)  declaring  that  the  defendants  and  each of them have committed or aided and abetted an abuse of trust and have breached their fiduciary duties to the plaintiff and the other members of the Class;

               (c)  preliminarily  and  permanently enjoining defendants and their counsel, agents, employees, and all  persons acting under, in concert with,  or  for  them, from proceeding with, consummating  or  closing  the

 Proposed Transaction;

               (d)  in  the  event  the Proposed Transaction is consummated,

 rescinding it and setting it aside;

               (e)  ordering defendants  to permit a stockholders' committee comprised only of class members and their  representatives to ensure a fair procedure,  adequate  procedural safe-guards,  and  independent  input  by plaintiff and the Class  in  connection with any transaction for the shares of Gibson;

               (f)  awarding  damages   against   defendants,   jointly  and

 severally,  in  an  amount  to  be  determined  at  trial,  together  with prejudgment interest at the maximum rate allowable by law;

               (g)  awarding   plaintiff  and  the  Class  their  costs  and

 disbursements  and  reasonable  allowances  for  plaintiff's  counsel  and experts' fees and expenses; and

               (h)  granting such other  and  further  relief as may be just and proper.


 Dated:  September 14, 1995        ROSENTHAL, MONHAIT, GROSS
                                     & GODDESS, P.A.



                                   By  /S/KEVIN GROSS
                                   Kevin Gross
                                   First Federal Plaza
                                   P.O. Box 1070
                                   Wilmington, Delaware 19899-1070
                                   (302) 656-4433


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




 OF COUNSEL:

 WECHSLER SKIRNICK HARWOOD
 HALEBIAN & FEFFER LLP
 805 Third Avenue
 New York, New York 10022
 (212) 935-7400



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